                                                     File No. 70-


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM U-1


                    APPLICATION - DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801
          (Names of companies filing this statement and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                               ***

                      A. A. Pena, Treasurer
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)



          This Application-Declaration involves a proposal by Indiana Michigan Power Company ("I&M"), to guaranty the payment of a loan obligation of one of its industrial customers in connection with the financing of certain utility and other assets or in the alternative to make a direct loan to said customer for the financing of those assets. In connection therewith, I&M may acquire a promissory note. I&M is a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
     I&M requests authorization to guarantee loan payments, including principal, interest, penalties, on a promissory note or notes (the "Note(s)") from Iron Dynamics, Inc. ("IDI"), an Indiana corporation, which is constructing a main mill substation, power distribution facilities from station to mill, power distribution facilities from main mill to coal preparation facilities, coal preparation facilities and submerged arc furnace transformers and vaults to be installed on IDI's property in DeKalb, Indiana in I&M's service territory (the "Equipment"). The note(s) will evidence a loan by GE Capital Corporation ("Lender" or "GE Capital") or a similar lender to IDI in an amount up to $6,500,000 to acquire the Equipment. I&M will supply electric service to such facility.
     The loan will be made under a Loan Agreement, a copy of which is filed as Exhibit B-1. The interest rate shall be the Index Rate plus 1.75% or if converted pursuant to the Loan Agreement, a fixed rate. On the date that the initial Loan is made, the "Index Rate" means the interest rate equal to the per annum interest rate for commercial paper issued for the period of time closest to 90 days by GE Capital ("CPR") on such day, and thereafter the Index Rate shall be adjusted every ninety days and shall be equal to the CPR as in effect on the tenth day preceding the end of each such 90 day
period during the term of the Loans.   If, for any reason
whatsoever, GE Capital does not issue such commercial paper on the applicable date, the CPR shall be equal to the rate listed for "3-Month" Commercial Paper under the column indicating an average rate as stated in the Federal Reserve Statistical Release H.15(519) for the calendar month preceding the calendar month in which such 90-day period ends. If, for any reason, the Federal Reserve Statistical Release H.15(519) is no longer published, the CPR shall be equal to the latest Commercial Paper Rate for high grade unsecured notes of 90 day maturity sold through dealers by major corporations in multiples of $1,000, as indicated in the "Money Rates" column of the Wall Street Journal, Eastern Edition, published on the tenth day prior to the end of each 90-day period or the first Business Day thereafter. The Note(s) will mature in not more than 96 months and be secured by a first lien on the Equipment. There will be no consideration paid by IDI for the guaranty, a copy of which is attached as Exhibit B-3.
     In the alternative, I&M requests authority to make a direct loan to IDI and to acquire the Note(s) on substantially the same terms as the loan from Lender to IDI.
     Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the Public Utility Holding Company Act of 1935, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1). As of March 31, 1998, AEP, through its subsidiaries, had aggregate investment in FUCOs of $435,146,000. This investment represents approximately 27.0% of $1,613,592,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1998.
     Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
     Rule 53(a)(4).  AEP has submitted and will submit a copy of
Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
     Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,613,592,000) represented an increase of approximately $8,458,000 (or 0.5%) in the average consolidated retained earnings from the previous four quarterly periods ($1,605,134,000); and (iii) for the fiscal year ended December 31, 1997, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
     Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          All fees, commissions and expenses to be incurred by Applicant-Declarant in connection with those aspects of the proposed transactions which are subject to the jurisdiction of this Commission, including this Commission's filing fee, are not estimated to exceed $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          The acquisition of the promissory notes by Blackhawk is subject to Sections 6(a), 9(a) and 10 and Rule 52 under the Act.
No other aspects of the proposed transactions are subject to the Act.

ITEM 4.   REGULATORY APPROVALS
          No state commission and no Federal commission, other than this Commission, has jurisdiction over the proposed transactions described in Item 1 above.

ITEM 5.   PROCEDURE
          It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order per-mitting this Application-Declaration to become effective be issued on or before July 15, 1998. Applicants-Declarants waive any recommended decision by a hearing officer or by any other respon-sible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. Applicants-Declarants consent to the Office of Public utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matters covered by this Application-Declaration.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          The following exhibits and financial statements are filed as part of this statement:
          (a)  Exhibits:
               Exhibit A      -    None
               Exhibit B-1    -    Loan Agreement.
               Exhibit B-2    -    Form of Promissory Note

               Exhibit B-3    -    Form of Guaranty
               Exhibit C      -    None
               Exhibit D      -    None
               Exhibit E      -    None
               Exhibit F      -    Opinion of Counsel
          (b)  Financial Statements:
               None required.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          It is believed that permitting this Application-Declara-tion to become effective will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                   INDIANA MICHIGAN POWER COMPANY



                                   By:     /s/ A. A. Pena
                                             Treasurer


Dated:  June 15, 1998


                                                        EXHIBIT F

American Electric Power
  Service Corporation
1 Riverside Plaza
Columbus, OH  43215-2373
(614) 223-1000
(614) 223-1687 (Telecopier)

Writer's Direct Dial No.
(614) 223-1649



June 15, 1998



Securities and Exchange Commission
Division of Corporate Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  American Electric Power Company, Inc.
     Indiana Michigan Power Company


     File No. 70-

Gentlemen:

In connection with the transactions proposed and described in the Application-Declaration on Form U-1 filed with the Securities and Exchange Commission by Indiana Michigan Power Company ("I&M") to which this opinion is an exhibit, I have examined, among other things, the Application-Declaration on Form U-1 and the exhibits attached thereto.

In my opinion, if the Application-Declaration is permitted to become effective; if all of the conditions precedent specified in said exhibits are satisfied; and if the proposed transactions are consummated in accordance with the aforesaid Application-Declara-tion:

          (a) all state laws applicable to the proposed transactions will have been complied with;

          (b) the Guaranty will be a valid and binding obligation of I&M in accordance with its terms;

          (c) I&M will have legally acquired promissory notes from IDI, as described in the Application-Declaration;
     and;

          (c) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by I&M or any associate company.

I consent to the use of this opinion as part of the above-mentioned Application-Declaration.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for
  Indiana Michigan Power Company